Exhibit 99.1

iClick Interactive Asia Group Limited Announces Receipt of

another Unsolicited Preliminary Non-Binding Indicative Offer to Acquire the Company

HONG KONG, October 18, 2021 – iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, announced today that on October 17, 2021 its board of directors (the “Board”) received another unsolicited preliminary non-binding indicative offer dated October 13, 2021 (the “Proposal Letter”) from Infinity Equity Management Co. Ltd. and/or its affiliates, managed funds, co-invested entity and through special purpose vehicle to acquire all of the outstanding shares of the Company (other than management owned shares and those existing shareholders of the Company who elect to roll over) for US$7.50 per ADS in cash, subject to certain terms set forth in the Proposal Letter (the “Proposed Transaction”).

The Board plans to evaluate the Proposed Transaction together with the previously announced unsolicited preliminary non-binding indicative offer dated September 23, 2021 from PAG Pegasus Fund LP and Oasis Management Company Ltd (the “Prior Proposal”).

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal Letter and has not had an opportunity to carefully review or evaluate the proposal, or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or the Prior Proposal or that the Proposed Transaction, the Prior Proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction, the Prior Proposal or any other transaction, except as required under applicable law.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; litigation and negative publicity surroundings China -based companies listed in the U.S.; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; its ability to comply with existing or future laws and regulations related to data protection or data security; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachment is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com